UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G (Rule 13d-102)
Information to be included in Statements filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2 Under the Securities Exchange Act of 1934
(Amendment No. __)*
Northern States Financial Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)

665751103
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665751103

1.	Names of Reporting Persons Fred Abdula
2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	763,265
	6. Shared Voting Power	15,000
	7. Sole Dispositive Power	763,265
	8. Shared Dispositive Power	15,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 778,265
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 19.1%
12.	Type of Reporting Person IN

CUSIP No. 665751103

Item 1(a).	Name of Issuer
Northern States Financial Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices
1601 N. Lewis Avenue Waukegan, Illinois 60085
Item 2(a).	Name of Person Filing
Fred Abdula
Item 2(b).	Address of Principal Business Office or, if none, Residence
1601 N. Lewis Avenue Waukegan, Illinois 60085
Item 2(c).	Citizenship
U.S. Citizen
Item 2(d).	Title of Class of Securities
Common Stock
Item 2(e).	CUSIP Number 665751103
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 665751103

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:___________________________________________________________

Item 4.	Ownership.

(a)	Amount beneficially owned:
778,265*
(b)	Percent of class:
19.1%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 763,265
(ii) Shared power to vote or direct the vote: 15,000
(iii) Sole power to dispose or to direct the disposition of: 763,265
(iv) Shared power to dispose or to direct the disposition of: 15,000

*The amount beneficially owned by Mr. Abdula includes: 40,000 shares held by Mr. Abdula’s adult child, who is a member of Mr. Abdula’s household;15,000 shares held in a trust for the benefit of Mr. Abdula’s sister, for which Mr. Abdula’s spouse, as sole trustee, has sole voting and dispositive power; an aggregate of 2,400 shares held in various trusts for the benefit of Mr. Abdula’s children, for which
Mr. Abdula has sole voting and dispositive power; and 70 shares held by the Air Con Employees Pension Plan, for which Mr. Abdula has sole voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2011	/s/Fred Abdula
Name: Fred Abdula